Exhibit I

News Release

For Immediate Release

IPSCO REPORTS ON THE EFFECTS OF HURRICANE KATRINA

NO SIGNIFICANT DISRUPTION OF EXISTING ORDERS EXPECTED

[Lisle, Illinois] [September 6, 2005] -- IPSCO (NYSE/ TSX:IPS) reported today that its Mobile, Alabama Steelworks sustained minimal damage from Hurricane Katrina and returned to normal production levels within two days. However, significant damage to the gulf region’s distribution infrastructure, especially Westbound, has disrupted the normal flow of inbound and outbound freight.

Production is expected to maintain its normal output and meet established schedules for existing orders. Alternate sources of critical materials and supplies have been arranged where required. Shipment of existing orders will be filled consistent with our ability to obtain transportation from the mill.

Minor storm damage was isolated to the roof of the Company’s new heat treat facility under construction at the site. The damage is not expected to delay completion of the facility.

Barge and rail service to the West was severely damaged by Katrina and must be rerouted. Service to the East and North are near normal levels. Availability of truck transportation has been affected by the shortage of fuel and increased demand caused by the disruption of barge and rail service.

Together with its transportation providers the Company is making every effort in the short-term to insure that its key customers have adequate supplies of steel to meet their production needs.

“It is difficult at this time to estimate the precise financial impact that Hurricane Katrina will have on the company’s performance,” said John Tulloch, Executive Vice President – Steel and Chief Commercial Officer of IPSCO Inc. “We do expect to experience some cost increases at our Mobile, Alabama facility; however, it is impossible at this time to assess how this might impact the Company’s overall performance.”

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,775,000 tons. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For more information on IPSCO, visit the Company’s website at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Investor Contact:
Tom Filstrup, Director, Investor Relations

Tel. 630-810-4772

Media Contact:

John Comrie, Director,

  Trade Policy and Communications

Tel. 630-810-4730

Release #05-34

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